iHealthScreen Incorporation
Balance Sheet
As of December 31, 2023

	Total	
	As of Dec 31, 2023	As of Dec 31, 2022 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Business Fundamental 6626	-27,847.01	24,711.59
FirstRepublic	971.76	694.71
Savings -7285	0.26	265,261.44
Total Bank Accounts	-$ 26,874.99	$ 290,667.74
Other Current Assets		
Exchange	0.00	0.00
Payroll Refunds	4,771.78	4,771.78
Prepaid Insurance	0.00	0.00
Prepaid Rent	1,000.00	1,000.00
Uncategorized Asset	0.00	0.00
Total Other Current Assets	$ 5,771.78	$ 5,771.78
Total Current Assets	-$ 21,103.21	$ 296,439.52
Fixed Assets		
Accumulated Depreciation	-130,351.00	-130,351.00
Computer Equipment	140,820.35	140,167.08
Medical Equipment	118,896.00	107,196.00
Total Fixed Assets	$ 129,365.35	$ 117,012.08
TOTAL ASSETS	$ 108,262.14	$ 413,451.60
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
American Express	934.07	4,052.33
AMex loan account	0.00	0.00
Amex Platinum 11004	52,069.90	28,847.99
CHASE	17,933.53	2,158.42
Total Credit Cards	$ 70,937.50	$ 35,058.74
Other Current Liabilities		
Accrued Expense	0.00	0.00
Accrued Payroll	0.00	0.00
Deferred Grant Income	0.00	0.00
Direct Deposit Payable	0.00	0.00
Payroll Liabilities		
Federal Taxes (941/944)	12,279.73	33,587.58

Federal Unemployment (940)		788.22		119.60
MA Income Tax		0.00		0.00
NJ Income Tax		0.00		0.00
NY MCTMT Employer Tax		0.00		0.00
NYS Employment Taxes		242.19		1,752.49
NYS Income Tax		1,789.58		12,282.95
Total Payroll Liabilities	$	15,099.72	$	47,742.62
Payroll taxes Payable		0.00		0.00
Total Other Current Liabilities	$	15,099.72	$	47,742.62
Total Current Liabilities	$	86,037.22	$	82,801.36
Long-Term Liabilities				
EIDL Loan		89,900.00		89,900.00
Intuit Loan		16,636.48		
Loan - Kabbage		0.00		0.00
Notes Payable - Bank of America		-111.49		8,888.51
Notes Payable - Rezual		13,000.00		13,000.00
Notes Payable - Runnel		2,000.00		2,000.00
Notes Payable - Sadi		0.00		0.00
PPP Loan		0.00		0.00
Shareholder Loan (ABhuiyan)		70,583.18		827.87
Total Long-Term Liabilities	$	192,008.17	$	114,616.38
Total Liabilities	$	278,045.39	$	197,417.74
Equity				
Common Stock		197,152.60		100.00
Opening Balance Equity		0.00		0.00
Owner's Investment		125,000.00		125,000.00
Retained Earnings		-409,066.14		-182,092.60
S.A.F.E Investment		500,000.00		500,000.00
Net Income		-582,869.71		-226,973.54
Total Equity	-$	169,783.25	$	216,033.86
TOTAL LIABILITIES AND EQUITY	$	108,262.14	$	413,451.60